As filed with the Securities and Exchange Commission on November 28, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPANSION INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84649R 10 1

(CUSIP Number )

Harry A. Wolin, Esq.

Senior Vice President and General Counsel

One AMD Place

P.O. Box 3453

Sunnyvale, California 94088

(408) 749-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

November 21, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 84649R 10 1	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Micro Devices, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 27,529,403
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 27,529,403
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,529,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84649R 10 1	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMD (U.S.) Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 27,529,403
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 27,529,403
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,529,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84649R 10 1	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMD Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 27,529,403
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 27,529,403
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,529,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84649R 10 1	13D	Page 5 of 10 Pages

This Amendment No. 1 to Schedule 13D (the “Amendment”) relating to the shares of Class A common stock, $0.001 par value per share (each a “Share” and collectively, the “Shares”), of Spansion Inc., a Delaware corporation (the “Issuer”), hereby supplements and amends the Schedule 13D jointly filed on December 28, 2005 (the “Schedule 13D”) by Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), AMD (U.S.) Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of AMD (“AMD US Holdings”), and AMD Investments, Inc., a Delaware corporation and indirect wholly-owned subsidiary of AMD (“AMD Investments”) (each a “Reporting Person,” and collectively, the “Reporting Persons”). Capitalized terms used but not defined in this Amendment have the respective meanings given them in the Schedule 13D.

Item 2.	Identity and Background.

Annex I to Item 2 to the Schedule 13D is amended and restated in its entirety as set forth on Annex I hereto.

Item 4.	Purpose of Transaction.

Item 4(a) of the Schedule 13D is amended and supplemented as follows:

On November 21, 2006, the Reporting Persons sold 21,000,000 Shares in an underwritten public offering (the “Offering”) pursuant to an underwriting agreement dated as of November 15, 2006 (the “Underwriting Agreement”) by and among AMD Investments, Fujitsu Limited (“Fujitsu”), the Issuer and Citigroup Global Markets Inc. (“Citigroup”) and Credit Suisse Securities (USA) LLC (together with Citigroup, the “Representatives”), as representatives of the several underwriters party to the Underwriting Agreement. A copy of the Underwriting Agreement is attached hereto as Exhibit 13 and incorporated herein by reference.

This Item 4 is qualified in its entirety by the Underwriting Agreement, which is filed as Exhibit 13 hereto and incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a) The Issuer’s common stock consists of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of November 21, 2006, according to information provided to the Reporting Persons by the Issuer, 128,969,024 shares of Class A common stock are issued and outstanding; one share of Class B common stock is issued and outstanding; one share of Class C common stock is issued and outstanding; and no shares of Class D common stock are issued and outstanding.

The Reporting Persons, comprising a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, beneficially own 27,529,402 shares of the Issuer’s Class A common stock and the one outstanding share of the Issuer’s Class B common stock. In addition, Fujitsu, which also comprises a “group” with the Reporting Persons with respect to matters under the Stockholders Agreement described in Item 6 below, owns 18,352,934 shares of

CUSIP No. 84649R 10 1	13D	Page of 10 Pages

the Issuer’s Class A common stock and the one outstanding share of the Issuer’s Class C common stock.

The Reporting Persons beneficially own approximately 21.3 percent of the Issuer’s total outstanding Class A common stock and own 100 percent of the Issuer’s total outstanding Class B common stock. Fujitsu beneficially owns approximately 14.3 percent of the Issuer’s total outstanding Class A common stock and owns 100 percent of the Issuer’s total outstanding Class C common stock.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by the following paragraphs:

Underwriting Agreement

See Item 4(a).

Lockup Agreement

AMD and AMD Investments have entered into a Lock-Up Agreement with the Representatives, as representatives of the several underwriters for the Offering, for a period of 90 days from November 15, 2006. Pursuant to the Lock-Up Agreement, AMD and AMD Investments will not, without the prior written consent of the Representatives, sell or otherwise dispose of any shares of the Issuer’s common stock or any securities convertible into or exchangeable for the Issuer’s common stock. The Representatives in their sole discretion may release any of the securities subject to the Lock-Up Agreement at any time without notice. A copy of the Lock-Up Agreement is attached hereto as Exhibit 14 and incorporated herein by reference.

This Item 6 is qualified in its entirety by the Underwriting Agreement and the Lock-up Agreement, which are filed as Exhibits 13 and 14 hereto and incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented by the following exhibits:

Exhibit 13	Underwriting Agreement, dated as of November 15, 2006, by and among AMD Investments, Inc., Fujitsu Limited, Spansion Inc. and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters party thereto, which is incorporated by reference to Exhibit 1.1 to Advanced Micro Devices, Inc.’s Report on Form 8-K filed with the SEC on November 21, 2006.

Exhibit 14	Lock-Up Agreement, dated November 6, 2006, among AMD Investments, Inc., Advanced Micro Devices, Inc. and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters.

6

CUSIP No. 84649R 10 1	13D	Page of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2006	ADVANCED MICRO DEVICES, INC.

	By:	/s/ Hollis M. O’Brien
	Name:	Hollis M. O’Brien
	Title:	Corporate Vice President, Secretary and Chief Governance Officer

Date: November 28, 2006	AMD (U.S.) HOLDINGS, INC.

	By:	/s/ Hollis M. O’Brien
	Name:	Hollis M. O’Brien
	Title:	Vice President and Secretary

Date: November 28, 2006	AMD INVESTMENTS, INC.

	By:	/s/ Hollis M. O’Brien
	Name:	Hollis M. O’Brien
	Title:	Vice President and Secretary

7

CUSIP No. 84649R 10 1	13D	Page of 10 Pages

Exhibit Index

Exhibit 13	Underwriting Agreement, dated as of November 15, 2006, by and among AMD Investments, Inc., Fujitsu Limited, Spansion Inc. and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters party thereto, which is incorporated by reference to Exhibit 1.1 to Advanced Micro Devices, Inc.’s Report on Form 8-K filed with the SEC on November 21, 2006.

Exhibit 14	Lock-Up Agreement, dated November 6, 2006, among AMD Investments, Inc., Advanced Micro Devices, Inc. and Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters.

8

CUSIP No. 84649R 10 1	13D	Page 9 of 10 Pages

Annex I

Name, Principal Occupation and Business Address of Each Director of Advanced Micro Devices, Inc.

Hector de J. Ruiz, Chairman of the Board of Directors and Chief Executive Officer, Advanced Micro Devices, Inc., One AMD Place, M.S. 68, Sunnyvale, California 94088

W. Michael Barnes, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

Bruce L. Claflin, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

H. Paulett Eberhart, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

Robert B. Palmer, retired, One AMD Place, M.S. 68, Sunnyvale, California 94088

Leonard M. Silverman, Fred O’Green Chair in Engineering, University of Southern California, University of Southern California, Electrical Engineering Department, Los Angeles, California 90089

Morton L. Topfer, Castletop Capital, 5000 Plaza on the Lake, Suite 170, Austin, Texas 78746

James D. Fleck, emeritus M. Wallace McCutcheon Professor of Business Government Relations, Joseph L. Rotman School of Management, University of Toronto, 105 St. George Street, Toronto, Ontario, Canada M5S 3E6

John E. Caldwell, Director, President and Chief Executive Officer, SMTC Corporation, 635 Hood Road, Markham, Ontario L3R 4N6, Canada

Name, Principal Occupation and Business Address of Each Executive Officer of Advanced Micro Devices, Inc.

The business address of each executive officer of Advanced Micro Devices, Inc. is One AMD Place, M.S. 68, Sunnyvale, California 94088.

Hector de J. Ruiz, Chairman of the Board of Directors and Chief Executive Officer

Derrick R. Meyer, President and Chief Operating Officer

Thomas M. McCoy, Executive Vice President, Legal Affairs, and Chief Administrative Officer

Dave Orton, Executive Vice President of Visual and Media Businesses

Henri Richard, Executive Vice President and Chief Sales and Marketing Officer

Robert J. Rivet, Executive Vice President and Chief Financial Officer

CUSIP No. 84649R 10 1	13D	Page 10 of 10 Pages

Name, Principal Occupation and Business Address of Each Director and Executive Officer of AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

The business address of each director and executive officer of AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. is One AMD Place, M.S. 68, Sunnyvale, California 94088.

Robert J. Rivet – Director, President, AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

Hollis M. O’Brien – Director, Vice President and Secretary , AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

J. Michael Woollems – Director, Vice President and Treasurer, AMD (U.S.) Holdings, Inc. and AMD Investments, Inc.

All of the foregoing officers and directors of Advanced Micro Devices, Inc., AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. are citizens of the United States except for Dr. Caldwell, Dr. Fleck and Mr. Richard. Dr. Caldwell and Dr. Fleck are citizens of Canada. Mr. Richard is a citizen of France.

During the last five years, none of the foregoing officers and directors of Advanced Micro Devices, Inc., AMD (U.S.) Holdings, Inc. and AMD Investments, Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.